UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert-Bourassa Blvd.

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

On October 23, 2017, pursuant to the terms of the Stock Purchase Agreement (the “Purchase Agreement”), dated August 11, 2017, between Birks Group Inc. (the “Birks”) and Aurum Holdings Ltd., a company incorporated under the laws of England and Wales, which assigned its rights and obligations under the Purchase Agreement to Aurum Group USA, Inc., a Delaware corporation (“Aurum”), Birks completed the disposition of all of the stock of its wholly-owned subsidiary, Mayor’s Jewelers, Inc., a Delaware corporation (“Mayor’s”) (the “Transaction”) for approximately $107.7 million in cash gross proceeds.

On October 23, 2017, as a condition to the closing of the Transaction described above, Birks and Mayor’s entered into (i) an Inventory Purchase Agreement whereby Birks purchased approximately $1.8 million in inventory from Mayor’s; (ii) a Transition Services Agreement whereby Birks will provide certain transition services to Mayor’s and its wholly-owned subsidiaries for a period of six months following the closing of the Transaction, subject to certain renewal rights, (iii) a Services Agreement whereby Mayor’s will provide certain services to Birks for a period of one year following the closing of the Transaction, subject to certain renewal rights and (iv) an Authorized Dealer Agreement with Mayor’s Jewelers of Florida, Inc. (Mayor’s together Mayor’s Jewelers of Florida, Inc., the “Authorized Dealer”) whereby the Authorized Dealer will promote the sale of Birks branded products and trademarks in the United States.

The foregoing descriptions of the Purchase Agreement and the Transaction contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, a copy of which was filed as Exhibit 99.1 to Birks Form 6-K filed on August 11, 2017 and is incorporated herein by reference. The descriptions of the Inventory Purchase Agreement, the Transition Services Agreement, the Services Agreement and the Authorized Dealer Agreement above are summaries only and are not necessarily complete.

On October 23, 2017, Birks and issued a press release with Aurum announcing the completion of the Transaction. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

The information contained in Exhibit 99.1, shall not be deemed “filed” with the U.S. Securities and Exchange Commission nor incorporated by reference in any registration statement filed by Birks under the Securities Act of 1933, as amended.

CONTENTS

The following documents of the Registrant are submitted herewith:

99.1	Press Release dated October 23, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: October 24, 2017		Vice President, Legal Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated October 23, 2017